UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated December 13, 2006	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2006	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Change in Executive Team
Saskatoon, Saskatchewan, Canada, December 13, 2006 . . . . . . . . . . . . .
Cameco Corporation is pleased to announce the appointment of Tim Gitzel to the position of senior vice-president and chief operating officer, which will take effect during the first quarter of 2007.
Gitzel will report to Jerry Grandey, Cameco’s president and chief executive officer. Terry Rogers, currently senior vice-president and chief operating officer, had planned to retire at the beginning of 2007, but has agreed to delay this and remain with Cameco in the short term in order to provide executive oversight to the remediation work under way at the Cigar Lake uranium project.
Rogers was appointed to his current position in February 2003 after serving Cameco as president of the Kumtor Operating Company in the Kyrgyz Republic. “It’s good to see friends make choices right for them at the right time. I’m happy for Terry,” Grandey said. “Fortunately for Cameco, Terry’s retirement date is flexible and he will provide his considerable judgment and skills as we continue with the remediation of Cigar Lake. Terry has made significant contributions to Cameco while serving at the head office and abroad. His commitment to safety and environmental protection as well as community engagement has helped maintain Cameco’s leadership position in uranium fuel production.”
In his new role, Gitzel will assume responsibility for all uranium mining and milling facilities in Saskatchewan, the United States and Kazakhstan as well as uranium processing and fuel manufacturing operations in Ontario.
Gitzel brings 12 years of senior level, international mining experience, most recently as executive vice-president, mining business unit, with AREVA, a large French nuclear company. Cameco and AREVA have a long history of joint venture partnerships including mining operations in Saskatchewan. Previously Gitzel was president and CEO of their Canadian subsidiary responsible for Saskatchewan mining operations where he gained significant experience with Canada’s regulatory regime, and in working with First Nations peoples. He also has worldwide communications, negotiations and media relations experience, is fluently bilingual and is a registered lawyer in Saskatchewan.
“Cameco has prepared for the resurgence of nuclear power by positioning itself as a leader in the industry with exceptional assets,” Grandey said. “Tim Gitzel’s international management expertise will be invaluable as we utilize our assets to capitalize on opportunities and grow our businesses.”
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor and media inquiries:	Alice Wong	(306) 956-6337

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